

Mail Stop 3561

June 19, 2009

BY U.S. MAIL and FACSIMILE

Ms. Pamela J. High
 Interim Chief Financial Officer
ADAMS GOLF, INC.
2801 E. Plano Parkway
Plano, Texas 75074

> **Re: Adams Golf, Inc.**
> **Item 4.01 Form 8-K, filed June 8, 2009**
> **File No. 1-33978**

Dear Ms. High:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant